Exhibit 99.1

Vision Marine Technologies Marks a Strategic Milestone with Neogy Startek's Advanced Lithium Battery Production Facility Completion

MONTREAL, QC / April 3, 2024 / Vision Marine Technologies Inc., (NASDAQ: VMAR) ("Vision Marine" or the "Company"), a leader in electric marine propulsion, is thrilled to announce the commissioning of its partner Neogy, a subsidiary of Startek Energy Group, state-of-the-art lithium battery production facility in Pompignac, France. This pivotal development marks a significant milestone in the industrialization of high-tension battery packs designed specifically for Vision Marine's innovative electric boating solutions.

The new facility, equipped with cutting-edge technology and complying with Europe's most rigorous safety rules laid down in the relevant legislation, in particular ICPE 1510, is poised to provide a competitive advantage for Vision Marine in the rapidly growing electric boat market. It signifies a crucial step towards securing a consistent supply of superior-quality, high-voltage batteries, underlining Vision Marine's commitment to excellence and innovation in electric maritime leisure.

High voltage battery pack installation in the H2e

Xavier Montagne, CTO of Vision Marine, expressed his enthusiasm: "The use of HV batteries in the nautical industry demands a very high level of safety and mastery of the technology. It's not just a matter of designing the right battery but also of producing it! We immediately identified Neogy because of its mastery of the technology, but it was certainly their exemplary factory that convinced us."

François Enez, Sales Director at Neogy, highlighted the plant's achievements and future readiness:” We are proud to have achieved the same level of excellence in design and production. The new European standards for Li-ion batteries are due to come into force in 2026, with a genuine identity card to be introduced for each battery produced. This will enable the life of the battery and cells to be tracked from design to production. Not many manufacturers will be able to adapt to these new constraints, and we know that our industrial expertise will be a decisive asset.”

Neogy has already entered the mass production phase for major customers in a wide range of fields, including agricultural robotics, electric mobility, and marine applications. This industrialization has been made possible by major investment in machinery, enabling the company to reach a production capacity of 500 MWh per year. The facility's strategic location near Bordeaux facilitates efficient battery distribution across Europe and North America, ensuring that Vision Marine and its clients benefit from rapid delivery and support services. This advantage is bolstered by the quick deployment capabilities of Neogy's support and engineering teams, thanks to the air hubs in Paris and Madrid.

Alexandre Mongeon, CEO of Vision Marine, added: "Achieving leadership in electric leisure boating requires partnering with the best. Neogy's technological leadership and production excellence make them an ideal partner for us, ensuring the success of our projects from the outset."

Vision Marine continues to pioneer advancements in electric marine propulsion, and the completion of its partners cutting end infrastructures is another step in providing reliably high-performance electric boating experiences for customers worldwide.

Vision Marine Refocuses on E-Motion™ Electric Powertrain Development

As Vision Marine continues to pioneer in the electric marine propulsion sector, the company is refocusing its efforts on advancing the E-Motion™ electric powertrain technology. This strategic shift is marked by the pending sale of its electric boat rental operations in Newport Beach. The company plans to maintain its electric boat rental operations at its Ventura, CA and Palm Beach, FL locations. This transaction, which is expected to close next month, will secure a fresh stream of operating funds dedicated to further technological development and production but also aligns with Vision Marine's long-term strategy to enhance its core technology production capabilities. We have not entered into a binding agreement for this sale, and there is no guarantee that the sale will occur.

Acknowledgment of Mario Saucier's Contributions

Vision Marine extends its deepest gratitude to Mario Saucier for his unwavering dedication and service as a departing board member. Mr. Saucier's strategic insights have been instrumental in the company's achievements as part of multiple committees. The entire Vision Marine team appreciates his valuable contributions and wishes him the utmost success in his future endeavors.

About Neogy

Neogy is an expert in the custom design and production of high-performance Li-ion batteries, ranging from 100 Wh to several MWh. The company covers a wide range of applications (agricultural robotics, marine, automotive, defense, electric mobility, etc.) and supports manufacturers and equipment suppliers from the beginning to the end of the project.

Neogy is part of the French industrial group STARTEC ENERGY, committed to energy transition, and capitalizes on the expertise of BMS POWERSAFE, its sister company specializing in the design and manufacture of battery management systems (BMS). As a leader in its field, BMS POWERSAFE complements Neogy's expertise, enabling it to design safe and high-performance battery packs. As a key French industrial player, Neogy's growth is now being speed up by the commissioning of its new 3,000 m2 factory, which will enable the mass production of its customers' batteries.

More information: https://neogy.fr/en/

Franck TANO

Communication manager

f.tano@startec-energy.com

François ENEZ

Group sales manager.

f.enez@neogy.fr

About Vision Marine

Vision Marine Technologies Inc. (NASDAQ: VMAR) epitomizes the marine industry’s shift towards electric propulsion, offering the pioneering E-Motion™ outboard powertrain system. This innovative technology represents a significant leap forward in marine propulsion, combining advanced battery packs, inverters, and high-efficiency motors with proprietary software and assembly techniques. Vision Marine’s commitment to eco-friendly electric powerboats is reshaping the recreational boating experience, offering higher speeds, longer ranges, and smoother rides than traditional internal combustion engine boats. With a focus on design, innovation, and craftsmanship, Vision Marine continues to redefine recreational boating for a more sustainable future.

Forward-Looking Statements

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered as future events or trends, not relating to historical matters. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine’s Annual Report on Form 20-F for the year ended August 31, 2023, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. Vision Marine does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, as required by law.

Learn More

Website: www.visionmarinetechnologies.com

Twitter: @marine_vision

Facebook: @VisionMarineTechnologies

Instagram: @visionmarine. technologies

YouTube: @VisionMarineTechnologies

Investor and Company Contact:

Bruce Nurse

303-919-2913

bn@v-mti.com